THE O'NEAL LAW FIRM, P.C.
                            17100 East Shea Boulevard
                                   Suite 400-D
                          Fountain Hills, Arizona 85268
                              (480) 812-5058 (Tel)
                              (480) 816-9241 (Fax)


                                 March 29, 2006

S. Thomas Kluck II
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Winmark, Inc.
     Registration Statement on Form SB-2 (Amendment 1)
     File No.  333-131095
     Filed January 18, 2006

Dear Mr. Kluck:

We are writing in response to your comment letter dated February 21, 2006 in connection with the above-referenced filing. The numbered responses below correspond to your numbered comments.

Prospectus Cover Page
---------------------

1. As the prospectus will not be used prior to the effective date, such a statement is not applicable to this filing and no revision has been made.

2.   We have added a highlighted cross-reference to the risk factor section..

3. We have corrected this disclosure to consistently state that the escrowed funds will be held in a non-interest bearing account.

4. We have disclosed that Mr. Winstein, the company's sole officer and director will be offering the securities.

Inside Front and Outside Back Cover Pages of Prospectus
-------------------------------------------------------

5. We have moved the dealer prospectus delivery obligation to the outside back cover page.

Prospectus Summary
------------------

         Offering
         --------

6. We have added "effectiveness" where requested and confirmed that it is the company's intention that funds remain in escrow no longer than six months after the effective date of the registration statement.

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Risk Factors
------------

7. We have revised this disclosure as requested and deleted the misplaced phrase cited in your comment letter.

8.   We have deleted this statement.

9. We have clarified that Mr. Winstein is not currently involved in any other blank check companies.

10.  We have revised as requested.

Dilution
--------

11.  We have revised this section to reconcile the disclosed amounts.

Management's Discussion and Analysis or Plan of Operation
---------------------------------------------------------

         Plan of Operation
         -----------------

12.  We  have  explained  that  Mr.   Winstein   intends  to  fund  any  capital
     requirements of the company until the company receives the offering proceeds.

13.  See #12 above.

         Evaluation of Potential Merger or Acquisition Opportunities
         -----------------------------------------------------------

14. We have clarified this disclosure to state that Mr. Winstein will begin to seek a suitable acquisition upon the effective date of the registration statement.

15.  We have corrected this discrepency.

16. We have revised this disclosure to state that Mr. Winstein will pay all such costs, whether nominal or not.

17. We have revised this disclosure to provide that the payment of such significant costs by the target acquisition will be a precondition to any merger agreement, or if otherwise not recoupable will be paid by Mr. Winstein.

18.  Please see #17 above.

         Structuring and Closing a Merger or Acquisition with a Prospective Candidate
         ------------------------------------------------------------------

19. We have revoised this disclosure to provide that Mr. Winstein shall devote whatever time is reasonably necessary to complete an acquisition.

20.  We have deleted this reference as this is not Mr. Winstein's intention.

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         Regulation
         ----------

21.  We have added the requested disclosure to this section.

22. We have added the requested disclosure and revised the description of the escrow agreement to address the bulleted items.

         Release of Securities and Funds
         -------------------------------

23.  We have revised each bullet point as requested.

Plan of Distribution
--------------------

24.  We have disclosed that MTTC is an insured depository institution.

25. We have clarified that the funds will be deposited in a non-interest bearing account.

26.  We have revised this disclosure as requested.

27. We have revised this disclosure to add additional detail regarding the manner in which the securities will be offered.

Exemption from State Registration
---------------------------------

28. We have revised this disclosure to state that an exemption will be sought in the State of Idaho after the effective date of the registration statement.

Part II
-------

         Exhibit 10.1; Escrow Agreement
         ------------------------------

29.  We have revised Article 2.1 of the escrow agreement as requested.

30.  We have revised accordingly.

31. We have included provisions addressing the deposit of securities into the escrow.

32.  We have defined the collection period as five business days.

Undertakings
------------

33.  We have added the disclosure required by Item 512(a)(4).

Please do not hesitate to contact us if you have any further questions.

Very truly yours,


/s/William D. O'Neal
--------------------
William D. O'Neal

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